                                                              February 8, 2000

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331

Gentlemen:

You have asked us to render an opinion (the "Opinion") regarding the fairness, from a financial point of view, of consideration to be paid to shareholders of Data Systems Network Corporation ("DSNC" or the "Company"), a Michigan corporation, in connection with the merger of the Company with and into Astratek, Inc. ("Merger Sub"), a wholly-owed subsidiary of TekInsight.Com, Inc., a Delaware corporation ("Tek"). We understand the structure of the proposed merger (the "Merger") to be as follows:

1. At the Effective Time, as defined below, and subject to and upon the terms and conditions of the Agreement and Plan of Merger among Tek, Astratek, and DSNC (the "Agreement") dated January ____, 2000, and subject to the applicable provisions of the New York Business Corporation Law ("New York Law") and the Michigan Business Corporation Act ("Michigan Law"), DSNC shall be merged with and into Merger Sub, the separate corporate existence of DSNC shall cease and Merger Sub shall continue as the surviving corporation. Merger Sub, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "Surviving Corporation." It is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

2. Subject to the revisions of the Agreement, the parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of New York in accordance with the relevant provisions of New York Law ("Certificate of Merger") and the filing of a Certificate of Merger with the Michigan Department of Consumer and Industry Services - Corporation; Securities and Land Development Bureau in accordance with the relevant provisions of Michigan Law ("Effective Time") as soon as practical on or after the Closing (as herein defined). The closing of the Merger (the "Closing") shall take place at the offices of Nixon Peabody LLP, 437 Madison Avenue, New York, New York 10022, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI of the Agreement, or at such other time, date, and location as the parties agree in writing.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 2

3. At the Effective Time, all the property, rights, privileges, powers, and franchises of DSNC and Merger Sub shall vest in the Surviving Corporation, and all the debts, liabilities and duties of DSNC and Merger Sub shall become the debts, liabilities, and duties of the Surviving Corporation. At the Effective Time, the separate existence of DSNC will cease and DSNC will be merged with and into Merger Sub.

4. Except as otherwise provided in the Agreement, each share of common stock, $.01 par value per share, of DSNC issued and outstanding three (3) days prior to the Effective Time (the "Outstanding DSNC Common Stock"), will be cancelled and extinguished and automatically converted into the number of shares (the "Exchange Ratio") of Series A Convertible Preferred Stock, $.0001 par value, of Tek (the "Tek Preferred Stock") equal to the quotient obtained by dividing $12,500,000 (the "Purchase Price") by the market value of Tek common stock, $.0001 par value (the "Tek Common Stock"). Notwithstanding the above, in the event that the market value of Tek Common Stock is equal to a price that is $5.00 or more but less than $7.00, the Purchase Price shall be adjusted to equal $16,000,000 with the result of such increase in the market value being an adjustment in the number of Tek Preferred Stock shares issuable to DSNC shareholders. In the event that the market value of Tek Common Stock is equal to $7.00 or more the Purchase Price shall be adjusted to equal $18,000,000 with the result of such increase in the market value being an adjustment in the number of Tek Preferred Stock shares issuable to DSNC shareholders. In the event that the market value of Tek Common Stock is less than $2.00 per share the Agreement can be terminated by either Tek or DSNC. The Merger is also subject to termination upon the mutual written consent by the Board of Directors of Tek and DSNC.

5. Holders of Tek Preferred Stock shall be entitled, as detailed in the Certificate of Designations, Preferences and Relative, Participating, Optional, or Other Special Rights of Series A Convertible Preferred Stock and Qualifications, Limitations, and Restrictions Thereof of TekInsight.Com, Inc. ("Preferred Agreement"), to receive dividends in the same amount per share as dividends paid to the holders of Tek Common Stock. As long as any shares of Tek Preferred Stock are outstanding, no dividends shall be declared or paid or set apart for payment of Tek Common Stock for any period unless dividends in the same amount per share are paid to the holders of Tek Preferred Stock. If Tek or Merger Sub shall commence the winding up, dissolution, or liquidation of its affairs, no distributions shall be made to the holders of any shares of capital stock of Tek unless holders of Tek Preferred Stock shall have received the Liquidation Preference, as defined in the Preferred Agreement. As defined in the Preferred Agreement, Tek Preferred Stock will commence being convertible into Tek Common Stock on the first (1st) anniversary of the Closing. Any shares of Tek Preferred Stock that have not been converted to Tek Common Stock prior to the fifth (5th) anniversary of the Closing will be mandatorily converted to Tek Common Stock, or redeemed for a cash payment equal to the market value per share.

6. The market value will equal the average closing sale price for one share of Tek Common Stock, as reported by the NASDAQ Smallcap Market, for the ten (10) consecutive trading days ending on the trading day that immediately precedes

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 3

   the Closing; provided, that between the date of execution of the Agreement and the Closing, all outstanding options and warrants to acquire DSNC Common Stock that are exercisable prior to the Closing and which are not required to be assumed by Tek as a result of the Merger, will either be exercised or will be terminated on the Closing. To the extent that any such options or warrants are exercised no less than three (3) days prior to the Closing, for purposes of calculating the number of shares of Tek Preferred Stock to be issued to DSNC stockholders, the aggregate exercise price will be added to the Purchase Price (the "Adjusted Purchase Price") which now will be used in the Exchange Ratio quotient. The Exchange Ratio of DSNC Common Stock to Tek Preferred Stock will be adjusted by including the number of shares of DSNC Common Stock acquired upon such exercise in the outstanding DSNC Common Stock.

7. Each share of DSNC Common Stock held by DSNC or owned by Merger Sub, Tek, or any direct or indirect wholly owned subsidiary of DSNC or of Tek immediately prior to the Effective Time shall be canceled and extinguished without any conversion. No fraction of a share of Tek Preferred Stock will be issued by virtue of the Merger, but in lieu each holder of shares of DSNC Common Stock who would otherwise be entitled to a fraction of a share of Tek Preferred Stock shall receive from Tek an amount of cash equal to the product of (i) such fraction, multiplied by (ii) the market value.

8. At the Effective Time, each outstanding stock option under the Option Plan, as defined in the Agreement, shall be assumed by Tek. Each outstanding DSNC option shall be converted into an option, which shall be deemed to be vested as of the Effective Time, to purchase the same number of shares of Tek Preferred Stock. The exercise price for each such converted outstanding DSNC option shall be the quotient obtained by dividing the number of shares of DSNC Common Stock that are issued and outstanding three (3) days prior to the Closing which are converted at the Effective Time into one share of Tek Preferred Stock in accordance with the Exchange Ratio. Shares issued pursuant to options to purchase DSNC Common Stock under the Option Plan that are exercised prior to the date that is three business days prior to the Closing shall be converted into shares of Tek Preferred Stock in accordance to the Exchange Ratio.

We were provided with copies of certain financial information, merger documents, and other agreements by the managements or representatives of the Company, Tek, and Merger Sub. We relied upon and assumed without independent verification, the accuracy and completeness of financial and other information provided to us. We have further assumed that all information furnished to us by the Company, Tek, and Merger Sub, and their representatives represented good faith efforts to describe the current and prospective status of the Company, Tek, and Merger Sub from an operational and financial point of view. A non-exhaustive list of these documents includes:

1. the Agreement and Plan of Merger by and among TekInsight.Com, Inc., Astratek, Inc., and Data Systems Network Corporation dated January ____, 2000;

2. the Certificate of Designations, Preferences and Relative, Participating, Optional or Other Special Rights of Series A Convertible Preferred Stock and

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 4

    Qualifications, Limitations, and Restrictions Thereof of TekInsight.Com,
    Inc.;

3.  the amended and restated DSNC bylaws;

4. the Company's restated articles of incorporation filed April 2, 1986, second restated articles of incorporation filed February 5, 1990, third restated articles of incorporation filed November 4, 1993, and fourth amended and restated articles of incorporation filed May 17, 1994;

5. minutes of the Board of Directors of the Company from April 4, 1989 to December 16, 1999;

6. the Company's Form 10-K SEC filings for the periods December 31, 1996 through December 31, 1998, Form 8-K SEC filing dated January 18, 2000, Form 8-K SEC filing dated September 15, 1999, Form S-1 SEC filing dated December 16, 1996, Form 10-Q SEC filing for the period ended September 30, 1999, Form 10-Q SEC filing for the period ended June 30, 1999, and Form 10-Q SEC filing for the period ended March 31, 1999;

7. Tek's Form 10-K SEC filing for the period ended June 30, 1999, Form 10-Q SEC filing for the period ended September 30, 1999, and Form 8-K filing dated January 26, 2000;

8. Loan Security Agreement by and between Data Systems Network Corporation and Foothill Capital Corporation dated September 30, 1998;

9.  DSNC year 2000 operating and capital budget;

10. State of Michigan, Oakland County Circuit Court complaint between Data Systems Network Corporation (plaintiff) and Unified Network Services, Inc.;

11. United States District Court for the Eastern District of Michigan, Southern Division stipulation of settlement between Data Systems Network Corporation and Charles Altman, Dolores E. Andersen, Sezgey Bzyhhosnevsky, Joren Carlson, Debra Carlson, James M. Cerretani, Tony DiFatta, Jeffrey P. Emrich, David A. Goldberg, P.C., F.P. Krumenacher, C. Krumenacher, J. Krumenacher, Radha K. Kuchirhotla, Michael Mao, William J. Nelson, R. Pritzker, S. Pritzker, Sreenivasulu Raja, David L. Ronick, Michael Steele, and Elaine Weismann; and

12. DSNC Employee Inventions, Nondisclosure, and Nonsolicitation Agreement for Garrett L. Denniston, Joel C. Koch, Deborah Hartman, Michael Jansen, James Losinski, Ron Ben-Yishay, John Hawes, George D. Enete, James O. Reynolds, and John O. Lychos, Jr.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 5

During the course of our investigation, which included site visit to DSNC in Farmington Hills, Michigan, we conducted interviews with management and other personnel of the Company and Merger Sub and with representatives from Foothill Capital Corporation, Bodman, Longley & Dahling LLP, Dykema Gossett LLP, AmTech Associates, and Nixon Peabody LLP. With the exception of access to Tek's board minutes, we were given access to all materials and personnel requested for our work, and no limitations were imposed by the Company, Tek, or Merger Sub in the scope of our investigation.

In connection with this Opinion, we have made such reviews, studies, and analyses as we deemed necessary and pertinent under the circumstances. We have, among other things:

1. reviewed the information and documents listed above;

2. reviewed the historical financial performance of the Company and Tek;

3. reviewed management-provided forecasts for the Company;

4. analyzed the condition of the capital and securities markets;

5. participated in discussions with the managements of the Company and Tek concerning the operations, business strategy, financial performance, and prospects for the Company, Tek, and Merger Sub;

6. discussed with the managements of the Company and Tek their views of the strategic rationale for the Merger;

7. analyzed the factors included in Revenue Ruling 59-60, including:

   (a) the nature of the businesses and the history of the enterprises from inception;

   (b) the economic outlook in general and the condition of and outlook for the specific industry;

   (c) the book values of the stocks and the financial condition of the businesses;

   (d) the earning capacity of the Company and Tek;

   (e) the dividend-paying capacity of the Company and Tek;

   (f) whether or not the enterprises have goodwill or other intangible value;

   (g) prior sales of ownership interests or offers to purchase the Company or Tek; and

   (h) the market prices of stocks of corporations engaged in the same or a similar line of business and having their stocks actively traded in a free and open market.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 6

8. compared the financial ratios of the Company and Tek with those of a portfolio of publicly traded guideline companies operating within similar lines of business as the Company and Tek;

9. reviewed public filings and other information to gain insight into the outlook for the industry and for the companies which operate within the industry;

10. reviewed historical trading prices and volume levels for DSNC and Tek common stock;

11. reviewed premiums paid over the public stock prices of companies acquired in the computer networking and information technology industries since 1995;

12. reviewed the marketing process undertaken by the Company and its broker and analyzed previous offers to purchase the Company;

13. analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity; and

14. conducted other financial studies, analysis, and investigations as we deemed appropriate for the purpose of this Opinion.

In preparing its opinion, Valuation Counselors performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Valuation Counselors' opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Valuation Counselors believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Valuation Counselors made numerous assumptions with respect to DSNC, Tek, industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the control of DSNC and Tek. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Valuation Counselors' opinion and analyses were only one of the many factors considered by the Board of Directors of DSNC in its evaluation of the Merger and should not be

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 7

viewed as determinative of the views of the Board of Directors or management of DSNC with respect to the Exchange Ratio or the proposed Merger.

Contribution Analysis:

Valuation Counselors analyzed the respective current contributions of DSNC and Tek to the estimated revenue, EBITDA, and net income of the combined company. This analysis indicated that (i) in fiscal 1999, DSNC would contribute approximately 94.0% of revenue, 170.0% of EBDIT, and 50.4% of net income, and
(ii) Tek would contribute approximately 6.0% of revenue, -70.0% of EBDIT, and 49.6% of net income of the combined company.

Pro Forma Merger Analysis:

Valuation Counselors analyzed certain pro forma effects resulting from the Merger, including, among other things, the impact of the Merger on Tek's projected earnings per share ("EPS") for fiscal years 2000 through 2004 based, in the case of DSNC, on internal estimates of the management of DSNC for fiscal year 2000 and extrapolated for subsequent years based on management's growth rate estimates and, in the case of Tek, on estimates of selected investment banking firms for fiscal years 2000 through 2004 and extrapolated for subsequent fiscal years based on analysts' growth estimates for Tek. The results of the pro forma merger analysis suggested that the Merger could be accretive to Tek's EPS in each of the fiscal years analyzed. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Discounted Cash Flow Analysis:

Valuation Counselors performed a discounted cash flow analysis of the projected debt-free net cash flow of DSNC for the fiscal years ending September 30, 2000 through 2004, partially based on internal estimates of the Company's management. The indicated enterprise value was determined by adding the present value of the projected debt-free net cash flows over the fiscal years 2000 through 2004 and the present value of DSNC's estimated terminal value in 2004. The projected cash flows and terminal value were discounted to present value using a discount rate of 19%. This analysis yielded an enterprise value below the Purchase Price.

Publicly Traded Guideline Company Analysis:

Using publicly available information, Valuation Counselors analyzed the market values and trading multiples of the following publicly traded guideline companies: Tier Technologies, Inc., Microstrategy, Inc., Peregrine Systems, Inc., Eltrax Systems, Inc., Socrates Technologies Corporation, Micros to Mainframes, Inc., Osage Systems Group, Inc., and Government Technology Services, Inc. As shown below, the indicated multiples based on the Purchase Price offered for DSNC fall within the ranges of the guideline companies' market multiples but below the median levels. Such a placement is warranted due to DSNC's smaller

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 8

size, higher leverage, and inferior historical and projected growth rates in comparison to the guideline companies.

-----------------------------------------------------------------------------------------------------------
                              Guideline Companies            DSNC Calculated Multiples by Purchase Price
                     --------------------------------------------------------------------------------------
Market Multiple:         High         Low        Median      $12,500,000    $16,000,000      $18,000,000
-----------------------------------------------------------------------------------------------------------
MVIC(1)/Revenue          84.49        0.12         1.74          0.35           0.41             0.45

MVIC/EBDIT(2)           577.79       11.31        76.64         17.61          20.99            22.93

(1)  MVIC: Market Value of Invested Capital
(2)  EBDIT: Earnings Before Depreciation, Interest, and Taxes
-----------------------------------------------------------------------------------------------------------

Merger and Acquisition Transaction Analysis:

Valuation Counselors, using publicly available information, reviewed the purchase prices and implied transaction multiples paid or proposed to be paid for 69 companies engaged in the computer networking and information technology industries. As detailed below, DSNC's multiples derived from the Purchase Price fall within the range of the transacted companies' market multiples.

-----------------------------------------------------------------------------------------------------------
                         Market Transaction Companies        DSNC Calculated Multiples by Purchase Price
-----------------------------------------------------------------------------------------------------------
Market Multiple:         High         Low        Median      $12,500,000    $16,000,000      $18,000,000
-----------------------------------------------------------------------------------------------------------
MVIC(1)/Revenue         19.33         0.02        0.90           0.35           0.41             0.45

MVIC/EBDIT(2)           38.96         0.02        9.86          17.61          20.99            22.93

(1)  MVIC: Market Value of Invested Capital
(2)  EBDIT: Earnings Before Depreciation, Interest, and Taxes
-----------------------------------------------------------------------------------------------------------

Other Factors and Analysis:

In rendering the Opinion, Valuation Counselors also considered other factors relevant to a valuation of DSNC. These factors included (i) the premiums paid in acquisitions of companies in the computer networking and information technology industries and (ii) other offers to purchase the Company's securities. The Purchase Price equates to a 113.5% to 207.5% premium over the Company's pre January 20, 2000 common stock share price. By comparison, between 1995 and 1999, the premium paid for transacted companies within the computer networking and information technology industries ranged between 13.0% and 81.4% with a median of 57.0%. Given this as well as the Company's market presence the premium to DSNC stockholders appears fair. Competing offers of expressions of interest were received from Micros to Mainframes, Inc., Dyn Corporation, American United Global, Inc., and Alydaar Software Corporation. With the exception of the

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 9

Alydaar Software Corporation offer, all the competing offers were relayed verbally to the Company's business broker. The Micros to Mainframes, Inc. offer indicated to the Company's representative a value between $12 million and $13 million. The offer was declined due to business logistics and the fact that Micros to Mainframes, Inc. was undergoing an assimilation of a recent acquisition. The Dyn Corporation offer, also presented verbally, had a value between $12 million to $13 million and was declined due to the use of privately held stock as a portion of the purchase price. American United Global, Inc. offered $12 million for the Company but the offer was declined since American United Global, Inc. would have had to liquidate a subsidiary in order to finance the acquisition. These offers compare to the Purchase Price range between $12,500,000 and $18,000,000.

In formulating our conclusions from the above valuation approaches, we have assumed:

1. continued operation of the Company, Tek, and Merger Sub at their present facilities unless identified to us for disposal;

2. the properties will be competently managed and maintained by financially sound owners over the period of projected cash flows; and

3. no additional financings, distributions, or acquisitions, other than those specifically addressed in the Opinion, will occur during the projection period.

Based upon our study and subject to the assumptions and limitations included herein and in our engagement letter dated January 12, 2000, it is our opinion, as of the date of this letter, that the Exchange Ratio as outlined above is fair, from a financial point of view, to the shareholders of Data Systems Network Corporation.

The Opinion, as set forth herein, relates to the relative values of DSNC and Merger Sub. Valuation Counselors did not express any opinion as to what the value of Tek Common Stock actually will be when issued to DSNC stockholders pursuant to the Merger or the price at which the Tek Common Stock will trade subsequent to the Merger. Although Valuation Counselors evaluated the Exchange Ratio from a financial point of view, Valuation Counselors was not asked to and did not recommend the specific consideration payable in the Merger, which was determined through negotiation between DSNC and Tek.

The Opinion is for the confidential use of the Board of Directors of Data Systems Network Corporation and is applicable only for the purpose stated herein; any use or reliance for any other purpose, by you or third parties, is invalid. We hereby consent to: (1) the filing and disclosure of the Opinion with the Securities and Exchange Commission and any state securities commission or blue sky authority, if such filing or disclosure is required pursuant to the rules and regulations thereof, or required by applicable law in the opinion of Data Systems Network Corporation counsel; and disclosure of the Opinion upon the demand, order or request of any court, administrative or governmental agency or regulatory body or as may be required or appropriate in response to any summons, subpoena, or discovery requests. No other use or reference to the Opinion may be made without the prior written consent of Valuation Counselors, which consent shall not be unreasonably withheld.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 10

All the terms and conditions as contained in our engagement letter dated January 12, 2000, are incorporated and apply herein.

Board of Directors
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, MI 48331
Page 11

Valuation Counselors is principally and continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, divestitures, leveraged buyouts, private placements, and other situations. Prior to this engagement, Valuation Counselors has had no relationship with either Data Systems Network Corporation or TekInsight.Com, Inc.

                                                   Respectfully Submitted,

                                                   VALUATION COUNSELORS



                                                   Beth A. Smoots
                                                   Managing Director
89-6234/dj